Benkai Bouey, Esq.

Attorney at Law

(310) 265-4500

March 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano Esq.

Re:	Triton Pacific Investment Corporation, Inc.

Post-Effective Amendment No. 5 to the Registration Statement on Form N-2

File Number 333-174873

Dear Mr. Distefano:

Triton Pacific Investment Corporation, Inc. (the “Company”) previously filed a registration statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) which was brought effective on September 4, 20012 for the registration of up to 20,000,000 shares of common stock of the Company under the Securities Act of 1933 (the “Securities Act”). A post-effective amendment was filed on March 13, 2013 for the purpose updating certain matters with regards to the filing. These matters include:

1. Changes to the Charter and Bylaws as requested by state securities agencies, including:

a. Additional definitions of terms as required by the Omnibus guidelines of the North American Securities Administrators Association (NASAA).

b. Other changes to certain provisions involving the rights of the shareholders including:

i. In the bylaws, sections 2.3 (b), 7.7, and 9.2; and

ii. In the Charter, section 5.10.

2. Changes to the Investment Manager Agreement section 1(f).

3. Changes to the offering reflected in the Prospectus as follows:

a. As requested by the Commission the front cover page of the Prospectus has been reformated.

b. the minimum investment amount was changed to remove the restriction against affiliate investment

c . Financial statements were updated to include most recent unaudited financials.

d. Other minor grammatical changes were made.

3. Changes to the Prospectus to reflect changes in the investment adviser agreement, the Charter and the Bylaws.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 5 selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The primary disclosures of the registration statement are otherwise substantially similar to the disclosure contained in the Company’s Registration Statement, which was brought effective on September 4, 2012. To the extent that there are material changes, they all enure to the benefit of the investors and we would expect it is in these areas to which the SEC would desire to focus their attention.

Should it prove useful, we would gladly provide to the SEC marked copies of all changed documents to facilitate ease of review. For such a copy or if you have any questions or comments please do not hesitate to call Benkai Bouey at (310) 265-4500 or contact him by email bbouey@bm2group.com.

B

Very truly yours,

Benkai Bouey

By:	/s/ Benkai Bouey
Attorney for the Corporation